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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40530

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALL STREET ADVISOR SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/13/12

Wall Street Advisor Services, LLC

Statement of Financial Condition
December 31, 2011


pwc

Wall Street Advisor Services, LLC

Statement of Financial Condition
December 31, 2011

Wall Street Advisor Services, LLC
Index
December 31, 2011



Report of Independent Auditors

To the Member of Wall Street Advisor Services, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Wall Street Advisor Services, LLC (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As described in Note 4 to these financial statements, the Company has been provided with a letter from its parent, DST Systems Inc., whereby the Company will receive an aggregate of $500,000 should it need such amounts to meet regulatory requirements or obligations to vendors, employees, other securities dealers or other parties, for a period of up to one year through February 28, 2013.

PricewaterhouseCoopers LLP

February 28, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Wall Street Advisor Services, LLC
Statement of Financial Condition
Year Ended December 31, 2011

Assets	
Cash	$ 291,410
Deposits with clearing organizations	120,000
Prepaid expenses	18,081
Receivable from affiliate	20,371
Securities owned, at fair value	36,765
Total assets	$ 486,627
Liabilities and Member's Equity	
Liabilities	
Payable to affiliate	$ 67,341
Accrued liabilities	46,421
Deferred income taxes	5,927
Total liabilities	119,689
Member's equity	366,938
Total liabilities and member's equity	$ 486,627

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Wall Street Advisor Services, LLC (the "Company") is a wholly–owned subsidiary of DST Systems, Inc. ("DST"). The Company was 90% owned by DST and 10% owned by Wall Street Access, LLC until October 20, 2011. On October 20, 2011, Wall Street Access, LLC assigned all of its interest in the Company to DST. The Company is a broker-dealer formed under the Securities Exchange Act of 1934 and is registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The firm conducts a limited business for a client of DST.

2. Summary of Significant Accounting Policies

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States. The following is a summary of significant accounting policies followed by the Company:

Cash
Cash represents unrestricted cash of $291,410 held with one major financial institution.

Securities Owned, at Fair Value
Transactions in securities owned are recorded on a trade date basis. Securities owned are held at fair value and realized and unrealized gains and losses are reflected in Investment gains, net in the Statement of Operations.

Income Taxes
Prior to October 21, 2011, the Company was a limited liability company ("LLC") treated as a "pass through" entity which was not subject to federal or state income taxes. The LLC members reported their proportionate share of taxable income or loss in their respective tax returns; therefore, no provision for income taxes was included in the financial statements.

As a result of the ownership change on October 20, 2011, the Company joined the DST federal consolidated corporate income tax return. In addition, the Company made an election to be taxed as a corporation for federal income tax purposes effective October 21, 2011.

The Company computes income tax expense and income taxes currently payable to DST under an intercompany tax allocation policy which approximates the separate return method. The tax sharing policy provides for compensation for tax benefits of losses and credits to the extent utilized by other members in the consolidated income tax return. Deferred income tax effects of transactions reported in different periods for financial reporting and income tax return purposes are recorded by the liability method under the authoritative accounting guidance for income taxes. The method gives consideration to the future tax consequences of deferred income or expense items and immediately recognizes changes in income tax laws upon enactment.

From time to time, the company may enter into transactions that tax treatment of which under the Internal Revenue Code or applicable state tax laws is uncertain. In these instances, the Company provides federal and/or state income taxes on such transactions, together with related interest, net of income tax benefit, and any applicable penalties in accordance with the authoritative accounting guidance for income tax uncertainties and accounting for income taxes.

Use of Estimates and Indemnifications
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

3. Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 Quoted prices in active markets for identical assets or liabilities that the reporting entity as the ability to access at the measurement date.

Level 2 Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 Significant unobservable inputs (including the entity's own assumptions in determining fair value) for the asset or liability.

Substantially all of Company's assets and liabilities are represented by cash balances held by depository institutions or are short-term in nature thus their carrying amounts approximate fair value as defined within the standard. The Company's investment securities, typically shares of common stock, are quoted on a national securities exchange commission. Therefore, these securities are considered Level 1 assets.

4. Related Party Transactions

Receivable from affiliate of $20,371 represents, net amounts due from DST, primarily income tax receivables. Payable to affiliate of $67,341 represents amounts due to Wall Street Access, LLC for amounts which were paid on behalf of Wall Street Advisor Services, LLC. Certain services related to communications, occupancy and other administrative services are provided to the Company by affiliated entities in accordance with a formal agreement.

For the year ended December 31, 2011 the Company received an aggregate of $300,000 in capital contributions from its members.

The Company has evaluated its ability to meet future operating expenses, cash needs and anticipated regulatory capital requirements to ensure its business operations can continue without interruption. Based on this evaluation, DST has undertaken to provide additional funding as may, from time to time, be required in the form of cash capital contributions up to a maximum of $500,000 through February 28, 2013. Such amount is considered to be sufficient by management of the Company to meet both regulatory or business requirements of the Company for such period.

5. Income Taxes

Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is generally the result of changes in the assets or liabilities for deferred taxes. The net deferred tax liability of $5,927 at December 31, 2011 is comprised of deferred tax liabilities of $5,927 and no deferred tax assets. The net deferred tax liability at December 31, 2011 relates primarily to the difference in the timing of recognition of income and deductions for book and tax purposes.

6. Net Capital and Customer Reserve Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires that the Company maintain minimum net capital, as defined, of 6.67% of aggregate indebtedness or $250,000, whichever is greater. The Company had net capital at December 31, 2011 of $316,721, which exceeded its net capital requirement by $66,721.

The Company is a clearing broker, however, it has not commenced operations as a clearing broker and, as such, has no customer accounts. Consequently, at December 31, 2011, there are no amounts required to be reserved in accordance with SEC Rule 15c3-3.

7. Subsequent Events

The Company has performed an evaluation of subsequent events through February 28, 2012, which is the date of issuance of the financial statements.

Effective January 3, 2012, DST TASS, LLC merged with the Company. DST TASS, LLC was previously a wholly–owned subsidiary of DST that provided subaccounting services to broker–dealers and other financial intermediaries.

The Company received an additional capital contribution of $100,000 from DST on January 31, 2012.


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